Exhibit 99.1

Form 51-102F3

Material Change Report

PART 1	CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
CoolBrands International Inc. (“CoolBrands”) 8300 Woodbine Avenue 5th Floor Markham, Ontario L3R 9Y7

Item 2	Date of Material Change
July 17, 2006

Item 3	News Release
A press release was issued by Canada Newswire on July 21, 2006.

Item 4	Summary of Material Change

CoolBrands announced that it breached a covenant in its credit agreement dated as of April 21, 2006, with the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. The breach resulted from a breach by its subsidiary of an EBITDA covenant in such subsidiary's credit agreement with JPMorgan.

Item 5	Full Description of Material Change

CoolBrands announced that it breached a covenant in its credit agreement of April 21, 2006, with the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. The breach resulted from a breach by its subsidiary, Americana Foods Limited Partnership (“Americana”), of a covenant in Americana’s credit agreement dated April 21, 2006 with the Lenders thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. Such covenant required that Americana have consolidated EBITDA (as such term is defined in the credit agreement) of greater than US$(1,500,000) for the fiscal quarter ending May 31, 2006.

The announcement was made following the issuance of a press release by Coolbrands on July 17, 2006, in which CoolBrands announced a net loss for the third quarter of fiscal 2006 of $(11,814,000) (($0.21) basic and diluted loss per share) as compared with a net loss of $(6,233,000) (($0.11) basic and diluted earnings per share) for the same quarter last year.

A copy of the credit agreement between Americana and its Lenders, and the credit agreement between CoolBrands and its Lenders, are filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission and are available at www.sedar.com and www.sec.gov.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

Item 7	Omitted Information
Not Applicable.

Item 8	Executive Officer
For further information, please contact David J. Stein, Chief Executive Officer, CoolBrands at (631) 737-9700.

Item 9	Date of Report
July 28, 2006